EXHIBIT 99.1

Largest Propane Autogas School Bus Purchase in History Marks Launch of Propane Road Tour

Delivery of Student Transportation of America's Propane-Fueled School Bus Stops in Nashville and St. Louis to Build Awareness of American-Made Alternative Fuel

FORT VALLEY, Ga., July 10, 2013 (GLOBE NEWSWIRE) -- Blue Bird, the leading provider of propane autogas powered school buses, and ROUSH CleanTech, the leading provider of propane autogas fuel systems, will launch the Propane Road Tour tomorrow. The single-bus tour will stop at iconic American landmarks on its way to deliver the last bus from the largest single order of 434 propane-fueled buses to Student Transportation of America's (STA) new terminal in Omaha, Neb. STA is a subsidiary of Student Transportation Inc. (TSX:STB) (Nasdaq:STB). The Propane Road Tour will raise awareness of propane autogas as a clean, safe and efficient alternative fuel for school bus use that is more cost-effective to operate than diesel.

"The purpose of the Propane Road Tour is to provide the opportunity for school districts and communities to learn about the outstanding benefits of using propane autogas," said Phil Horlock, president and CEO of Blue Bird Corporation. "Communities along the tour route, from Georgia to Omaha, have an opportunity to talk with key industry representatives about the economic, safety and environmental benefits of propane-powered school buses. This bus tour also showcases STA's commitment to becoming a frontrunner in creating a cleaner environment for the Omaha and Millard Public School Districts that the buses will serve."

The bus tour begins at Blue Bird's headquarters in Fort Valley, Ga., on Thursday, July 11, and ends in Omaha on July 17, with multiple stops in Tennessee, Kentucky and Missouri. Press events will be held in Nashville at the Gaylord Opryland Resort on Friday, July 12 at 10 a.m., with guest speaker Atha Comiskey, executive director of Middle Tennessee Clean Fuels, and in St. Louis at the Old Courthouse on Saturday, July 13 at 2 p.m. with guest speaker Steve Ahrens, executive director of Missouri Propane Gas Association. John Roselli, director of alternative fuel sales for Blue Bird, will be speaking and available for interviews at both events. For a full tour schedule, please visit www.propaneroadtour.com.

"Domestically produced, clean-burning propane autogas is a perfect fit for school fleets," said Denis J. Gallagher, chairman and CEO of Student Transportation Inc. "This large deployment is the catalyst that alternative fuels need to become a viable and reliable fuel source for school transportation. We welcome the opportunity to showcase Omaha to the country as a model community in which private enterprise and public education can partner to create a world-class transportation system. We want school districts around the country to see there is a better way to transport children to school with school buses that are better for the environment, and our contracted transportation model, which lowers their cost of operations and allows educators to focus on education."

Built on a Blue Bird chassis and powered by a Ford 6.8-liter V-10 engine with the ROUSH CleanTech dedicated propane autogas fuel system, the Type C school bus offers 362 horsepower, 457 pounds of torque, and fuel cost savings of 40 to 50 percent compared to diesel counterparts. Propane autogas burns cleaner in engines than gasoline or diesel, which results in less engine wear and tear, and reduced maintenance costs.

"As the leading alternative fuel system engineering company, ROUSH CleanTech is proud to partner with Blue Bird on this groundbreaking school bus order from STA," said Todd Mouw, vice president of sales and marketing for ROUSH CleanTech. "With more alternative fuel buses on our nation's roads than any other manufacturer, Blue Bird is proving that propane autogas is an ideal and viable option for school districts to reduce their fuel and maintenance costs while lowering emissions."

Blue Bird Propane-Powered Vision school buses reduce carbon monoxide, nitrogen oxide and total hydrocarbon emissions, and virtually eliminate particulate matter, when compared to conventionally fueled school buses. Noise levels on the bus are decreased by as much as 50 percent when compared to diesel counterparts, making it easier to hear the children on board. Since more than 90 percent of U.S. propane supplies are produced domestically, propane autogas reduces our nation's dependence on foreign oil.

Along the route, the bus will refuel at existing public propane autogas fuel stations. With the largest refueling network of any alternative fuel, propane autogas is a solution for school districts across the country whether using public stations or installing private sites to refuel their fleet vehicles.

In addition to meeting stringent Environmental Protection Agency and California Air Resources Board certification standards, the Type C Blue Bird Propane-Powered Vision provides best-in-class serviceability, extensive optional equipment choices, and seating for up to 78 passengers.

About Blue Bird:

Blue Bird offers a complete line of Type A, C and D school buses in a variety of options and configurations. For more than 85 years, Blue Bird Corporation has continued to set industry standards with its innovative design and manufacturing capabilities. Additionally, Blue Bird provides comprehensive financial solutions through Blue Bird Capital Services. Today, Blue Bird has more than 1,500 employees, Georgia-based manufacturing facilities and an extensive network of Dealers, service and parts facilities throughout North America. Its global presence can be seen in more than 60 countries through sales into Africa, Asia, the Caribbean, Latin America, Europe and the Middle East.  For more information, visit the Blue Bird Corporation web site at www.blue-bird.com.

About ROUSH CleanTech:

ROUSH CleanTech, an industry leader of alternative fuel vehicle technology, is a division of ROUSH Enterprises based in Livonia, Mich. ROUSH CleanTech designs, engineers, manufactures and installs propane autogas fuel system technology for light- and medium-duty Ford commercial vehicles, and Type A and Type C Blue Bird school buses. As a Ford QVM-certified alternative fuel vehicle manufacturer, ROUSH CleanTech delivers economical, clean and domestically produced fueling options for fleets across the country. Learn more at ROUSHcleantech.com or by calling 800.59.ROUSH.

About STA:

Founded in 1997, Student Transportation Inc. is North America's third-largest and most progressive provider of school bus transportation services, operating more than 9,500 vehicles. Student Transportation's family of local companies delivers safe, reliable and cost-effective transportation solutions to school districts throughout the U.S. and Canada. Services are delivered by drivers, dispatchers, maintenance technicians, terminal managers and others who are caring members of their local communities. For more information, please visit www.rideSTBus.com.

CONTACT: Erin Lake
         Blue Bird Corporation
         (478) 822-2578
         erin.lake@blue-bird.com

         Tracy Ruff
         ROUSH CleanTech
         (877) 411-3243 ext. 809
         tracy@tsncommunications.com

         Lynette Viviani
         Student Transportation of America
         (973) 534-1004
         lviviani@ridesta.com